Exhibit 99.1

BGS ACQUISITION CORP.
Announces Intent to Voluntarily Delist From NASDAQ Capital Market

New York, New York, November 7, 2013 – BGS Acquisition Corp. (NASDAQ:BGSC) (“BGS” or the “Company”) today announced that it notified the NASDAQ Capital Market (“NASDAQ”) of its intent to file a Form 25 with the Securities and Exchange Commission on or about November 20, 2013, following the expiration of the Tender Offer (as defined below), to initiate the voluntary delisting of the Company’s ordinary shares, warrants and units (collectively, the “Securities”) from NASDAQ in anticipation of the closing of the merger of BGS with and into BGS Acquisition Subsidiary, Inc., a wholly owned subsidiary of BGS (“BGS Acquisition”), on or about November 22, 2013.  The official delisting of the Securities will be effective ten days after BGS files the Form 25.

As announced on August 14, 2013, the Company entered into an Amended and Restated Merger and Share Exchange Agreement, dated as of August 13, 2013 (the “Merger Agreement”), by and among the Company, BGS Acquisition, BGS Merger Subsidiary, Inc., an indirect, wholly owned subsidiary of BGS (“Merger Sub”), Black Diamond Holdings LLC, Black Diamond Financial Group, LLC and TransnetYX Holding Corp. (“TransnetYX”), pursuant to which, BGS would merge with and into BGS Acquisition, with BGS Acquisition surviving and the Company ceasing to exist (the “Redomestication”) and TransnetYX would merge with and into Merger Sub, with Merger Sub surviving and taking the name of TransnetYX (the “Transaction Merger” and, together with the Redomestication, the “Business Combination”).

Pursuant to the Merger Agreement, upon consummation of the Redomestication (a) each outstanding publicly held ordinary share of the Company will be converted into one substantially equivalent share of BGS Acquisition’s common stock; (b) the 1,333,333 ordinary shares held by the founder of the Company will be converted into 666,667 shares of common stock of BGS Acquisition, which common stock shall be subject to certain transfer restrictions; (c) each outstanding publicly held warrant of the Company will be converted into a substantially equivalent warrant of BGS Acquisition; and (d) warrants of the Company issued in private placements that occurred prior to the consummation of the Company’s initial public offering will be converted into 1/20th of a share of common stock of BGS Acquisition, which common stock shall be subject to certain transfer restrictions.  Accordingly, following the Redomestication, the Securities will no longer be issued and outstanding and will not be listed on NASDAQ.

About BGS

BGS is a blank check company incorporated as a British Virgin Islands business company with limited liability formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to outlooks or expectations for earnings, revenues, expenses or other future financial or business performance, strategies or expectations, or the impact of legal or regulatory matters on business, results of operations or financial condition. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “potential” and “should,” as they relate to us are intended to identify these forward-looking statements. All statements by us regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives and similar matters are forward-looking statements. These forward-looking statements are based on information available to BGS as of the date hereof and involve a number of risks and uncertainties. These forward-looking statements involve a number of known and unknown risks and uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the risk that governmental and regulatory review of documents relating to the tender offer (the “Tender Offer”) issued in connection with the consummation of the Business Combination or BGS Acquisition’s Registration Statement on Form S-4 may result in the inability of BGS to close the Tender Offer or the Business Combination by November 26, 2013; the ability to meet the NASDAQ listing standards, including having the requisite number of shareholders; potential changes in the legislative and regulatory environments; and potential volatility in the market price of the ordinary shares. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements. BGS undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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Company Contact:
Cesar Baez, President and Chief Executive Officer
cbaez@bgsc.us

Information Agent:
Morrow & Co., LLC
470 West Avenue, 3rd Floor
Stamford, Connecticut 06902
Telephone: (800) 662-5200
Banks and Brokerage Firms: (203) 685-9400
bgsc.info@morrowco.com